October 10, 2017

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Division of Corporation Finance

Re:	Registration Statement on Form S-4
Filed September 29, 2017
File No. 333-220744

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4 (as referenced above, the “Registration Statement”) of WildHorse Resource Development Corporation (the “Issuer”) and the subsidiary guarantors named therein with respect to an offer to exchange (the “Exchange Offer”) the Issuer’s 6.875% Senior Notes due 2025 (the “Outstanding Notes”), including the guarantees by certain subsidiaries of the Issuer named in the Registration Statement, which were originally issued in private offerings, for new notes with terms materially identical to the Outstanding Notes (the “Exchange Notes”), including the guarantees by certain subsidiaries of the Issuer named in the Registration Statement, but whose issuance has been registered under the Securities Act of 1933, as amended (the “Securities Act”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. In connection with the Registration Statement, the Issuer hereby confirms and represents as follows:

1. The Issuer is registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No-Action Letters”) and Question 125.13 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations.

2. The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer. The Issuer is not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the prospectus or a letter of transmittal) that, if such person is tendering Outstanding

Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

3. The Issuer will include in the letter of transmittal to be executed by an exchange offeree an acknowledgement that such exchange offeree does not intend to engage in a distribution of the Exchange Notes. Additionally, the Issuer will include in the letter of transmittal to be executed by an exchange offeree an acknowledgement that in order to participate in the Exchange Offer if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact the undersigned at (713) 255-9341 or Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Kyle N. Roane
Kyle N. Roane
Executive Vice President, General Counsel and Corporate Secretary